

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

March 21, 2017

David S. Elkouri
Executive Vice President and Chief Legal Officer
Halcón Resources Corporation
1000 Louisiana St., Suite 6700
Houston, Texas 77002

> **Re:** **Halcón Resources Corporation**
> **Registration Statement on Form S-3**
> **Filed March 3, 2017**
> **File No. 333-216449**

Dear Mr. Elkouri:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jerard Gibson, Staff Attorney, at (202) 551-3473 with any questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director
Office of Natural Resources

cc: William T. Heller IV
     Kirk Tucker
     Mayer Brown LLP